**Mercedes-Benz Auto Lease Trust 2013-B**
**Investor Report**

Collection Period Ended     31-Oct-2014

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 12 | | | |
| Collection Period (from... to) | 1-Oct-2014 | 31-Oct-2014 | | |
| Determination Date | 13-Nov-2014 | | | |
| Record Date | 14-Nov-2014 | | | |
| Payment Date | 17-Nov-2014 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 15-Oct-2014 | 17-Nov-2014 | Actual/360 Days | 33 |
| Interest Period of the Class A-2, A-3 and A-4 Notes (from... to) | 15-Oct-2014 | 15-Nov-2014 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 272,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2 Notes | 400,000,000.00 | 240,439,054.08 | 189,660,462.82 | 50,778,591.26 | 126.946478 | 0.474151 |
| Class A-3 Notes | 535,000,000.00 | 535,000,000.00 | 535,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 100,805,000.00 | 100,805,000.00 | 100,805,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,307,805,000.00** | **876,244,054.08** | **825,465,462.82** | **50,778,591.26** | | |
| Overcollateralization | 262,190,087.88 | 290,449,091.26 | 290,449,091.26 | | | |
| **Total Securitization Value** | **1,569,995,087.88** | **1,166,693,145.34** | **1,115,914,554.08** | | | |
| present value of lease payments | 550,321,585.65 | 258,837,137.01 | 237,299,387.64 | | | |
| present value of Base Residual Value | 1,019,673,502.23 | 907,856,008.33 | 878,615,166.44 | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 262,190,087.88 | 16.70% |
| Target Overcollateralization Amount | 290,449,091.26 | 18.50% |
| Current Overcollateralization Amount | 290,449,091.26 | 18.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.260000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2 Notes | 0.530000% | 106,193.92 | 0.265485 | 50,884,785.18 | 127.211963 |
| Class A-3 Notes | 0.620000% | 276,416.67 | 0.516667 | 276,416.67 | 0.516667 |
| Class A-4 Notes | 0.760000% | 63,843.17 | 0.633333 | 63,843.17 | 0.633333 |
| **Total** | | **446,453.76** | | **$51,225,045.02** | |

**Mercedes-Benz Auto Lease Trust 2013-B**

**Investor Report**

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Lease Payments Received | 22,106,547.66 | (1) Total Servicing Fee | 972,244.29 |
| Net Sales Proceeds-early terminations (including Defaulted Leases) | 21,632,502.38 | Nonrecoverable Advances to the Servicer | 0.00 |
| Net Sales Proceeds-scheduled terminations | 12,464,943.95 | (2) Total Trustee Fees (max. $100,000 p.a.) | 0.00 |
| Excess wear and tear included in Net Sales Proceeds | 16,936.88 | (3) Interest Distributable Amount Class A Notes | 446,453.76 |
| Excess mileage included in Net Sales Proceeds | 219,626.85 | (4) Priority Principal Distribution Amount | 0.00 |
| **Subtotal** | 56,203,993.99 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| Repurchase Payments | 0.00 | (6) Regular Principal Distribution Amount | 50,778,591.26 |
| Advances made by the Servicer | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| Investment Earnings | 318.36 | (8) Total Trustee Fees [not previously paid under (2)] | 0.00 |
| **Total Available Collections** | 56,204,312.35 | (9) Excess Collections to Certificateholders | 4,007,023.04 |
| Reserve Account Draw Amount | 0.00 | **Total Distribution** | **56,204,312.35** |
| **Total Available Funds** | **56,204,312.35** | | |

**Distribution Detail**

| | Amount Due | Amount Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 972,244.29 | 972,244.29 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 446,453.76 | 446,453.76 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 106,193.92 | 106,193.92 | 0.00 |
| thereof on Class A-3 Notes | 276,416.67 | 276,416.67 | 0.00 |
| thereof on Class A-4 Notes | 63,843.17 | 63,843.17 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
| thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-2 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-3 Notes | 0.00 | 0.00 | 0.00 |
| thereof on Class A-4 Notes | 0.00 | 0.00 | 0.00 |
| Interest Distributable Amount Class A Notes | 446,453.76 | 446,453.76 | 0.00 |
| | | | |
| Priority Principal Distribution Amount | 0.00 | 0.00 | 0.00 |
| | | | |
| Regular Principal Distribution Amount | 50,778,591.26 | 50,778,591.26 | 0.00 |
| | | | |
| Principal Distribution Amount | 50,778,591.26 | 50,778,591.26 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---|
| Reserve Fund Required Amount | 7,849,975.44 |
| | |
| Reserve Fund Amount - Beginning Balance | 7,849,975.44 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 40.64 |
| minus Net Investment Earnings | 40.64 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 7,849,975.44 |
| | |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---|
| Net Investment Earnings on the Reserve Fund | 40.64 |
| Net Investment Earnings on the Exchange Note | |
| Collection Account | 277.72 |
| Investment Earnings for the Collection Period | 318.36 |

## Notice to Investors

Amounts in USD

## Pool Statistics

**Pool Data**

| | Amount | Number of Leases |
|---|---:|---:|
| Cutoff Date Securitization Value | 1,569,995,087.88 | 37,363 |
| | | |
| Securitization Value beginning of Collection Period | 1,166,693,145.34 | 31,560 |
| Principal portion of lease payments | 15,354,535.14 | |
| Terminations- Early | 19,726,072.14 | |
| Terminations- Scheduled | 11,697,440.64 | |
| Repurchase Payment (excluding interest) | 0.00 | |
| Gross Losses | 4,000,543.34 | |
| Securitization Value end of Collection Period | 1,115,914,554.08 | 30,473 |

| | | |
|---|---:|---|
| Pool Factor | 71.08% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average Securitization Rate | 6.79% | 6.78% |
| Weighted Average Remaining Term (months) | 24.32 | 13.21 |
| Weighted Average Seasoning (months) | 9.84 | 21.71 |
| Aggregate Base Residual Value | 1,159,889,424.74 | 939,799,917.21 |
| Cumulative Turn-in Ratio | | 88.29% |
| Proportion of base prepayment assumption realized life to date | | 84.94% |
| Actual lifetime prepayment speed | | 0.53% |

Amounts in USD

| Delinquency Profile * | Amount ** | Number of Leases | Percentage |
|---|---|---|---|
| Current | 1,113,311,178.96 | 30,403 | 99.77% |
| 31-60 Days Delinquent | 1,786,720.84 | 50 | 0.16% |
| 61-90 Days Delinquent | 632,109.30 | 15 | 0.06% |
| 91-120 Days Delinquent | 184,544.98 | 5 | 0.02% |
| Total | 1,115,914,554.08 | 30,473 | 100.00% |

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

| Credit Loss | Current |
|---|---|
| Securitization Value of Defaulted Leases BOP | 978,656.29 |
| Less Liquidation Proceeds | 645,351.78 |
| Less Recoveries | 317,044.68 |
| Current Net Credit Loss / (Gain) | 16,259.83 |
| Cumulative Net Credit Loss / (Gain) | 519,320.42 |
| Cumulative Net Credit Loss / (Gain) as % of Cutoff Date | |
| Securitization Value | 0.033% |

| Residual Loss | Current |
|---|---|
| Securitization Value of Liquidated Leases BOP | 34,445,399.83 |
| Less sales proceeds and other payments received during | |
| Collection Period | 33,423,934.28 |
| Current Residual Loss / (Gain) | 1,021,465.55 |
| Cumulative Residual Loss / (Gain) | (1,772,678.47) |
| Cumulative Residual Loss / (Gain) as % of Cut-off Date | |
| Securitization Value | (0.113%) |